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                              September 14, 2023

       Qizhou Wu
       Chief Executive Officer and Director
       China Automotive Systems, Inc.
       No. 1 Henglong Road, Yu Qiao Development Zone
       Shashi District, Jing Zhou City, Hubei Province
       The People   s Republic of China

                                                        Re: China Automotive
Systems, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-33123

       Dear Qizhou Wu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 51

   1. We note your statement confirming that you are not owned or controlled by any governmental entity in
such foreign jurisdiction in connection with your required
                                                        submission under
paragraph (a). Please supplementally describe any materials that were reviewed in reaching
this determination and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Qizhou Wu
China Automotive Systems, Inc.
September 14, 2023
Page 2



      Please contact Jennifer Gowetski at 202-551-3401 or Christopher Dunham at 202-551-
3783 with any questions.



FirstName LastNameQizhou Wu                             Sincerely,
Comapany NameChina Automotive Systems, Inc.
                                                        Division of Corporation
Finance
September 14, 2023 Page 2                               Disclosure Review
Program
FirstName LastName